AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

L3 CORP.

L3 Corp., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “DGCL”) does hereby certify that:

A:  The original name of this corporation is L3 Corp., and the date of filing of the original Certificate of Incorporation of this corporation with the Secretary of State of the State of Delaware was July 5, 2011.

B:  Pursuant to Sections 228, 242 and 245 of the DGCL, this Amended and Restated Certificate of Incorporation has been duly adopted by the board of directors and stockholders of L3 Corp. and amends and restates the provisions of the Certificate of Incorporation.

C:  The Amended and Restated Certificate of Incorporation of this corporation is hereby amended and restated to read as follows:

FIRST:  The name of the corporation is Longview Real Estate, Inc. (hereinafter referred to as the “Corporation”).

SECOND:  The address of the registered office of the Corporation in the State of Delaware is 1209 Orange St. Wilmington, New Castle, DE 19801.  The name of the registered agent of the Corporation at that address is the Corporation Trust Company.

THIRD:  The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the DGCL.

  FOURTH:  A. The total number of shares of all classes of stock which the Corporation shall have authority to issue is One Billion Five Hundred and Fifty Million (1,550,000,000), consisting of One Billion Five Hundred Million (1,500,000,000) shares of Common Stock, par value $0.0001 per share (the “Common Stock”) and Fifty Million (50,000,000) shares of Preferred Stock, par value $0.0001 per share (the “Preferred Stock”).

B.           Immediately upon the filing of this Amended and Restated Certificate of Incorporation and once certified effective by the Office of the Secretary of State of the State of Delaware in accordance with Sections 103 and 245 of the DGCL, each outstanding share of Common Stock shall be split, reclassified and changed, automatically and without further action by the Corporation or the holders thereof, into one hundred and ten (110) shares of Common Stock (the “Stock Split”).  No fractional shares of Common Stock shall be issued upon the Stock Split.  Whether or not fractional shares would have been issuable (but for the preceding sentence) upon the Stock Split shall be determined based on the total number of shares of Common Stock held by each holder.  In lieu of any fractional interests in shares of Common Stock to which any stockholder would otherwise be entitled pursuant hereto (but for the preceding sentences), any fractional shares resulting from the Stock Split shall be rounded up to the nearest whole share.

C.           The board of directors is authorized, subject to any limitations prescribed by law, to provide for the issuance of shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware (such certificate being hereinafter referred to as a “Preferred Stock Designation”), to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and any qualifications, limitations or restrictions thereof.  The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of capital stock of the Corporation entitled to vote thereon, without a vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any Preferred Stock Designation.

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D.           Each outstanding share of Common Stock shall entitle the holder thereof to one vote on each matter properly submitted to the stockholders of the Corporation for their vote; provided, however, that, except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation (including any Preferred Stock Designation relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to this Amended and Restated Certificate of Incorporation (including any Preferred Stock Designation relating to any series of Preferred Stock).

FIFTH:  A. A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.  If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

B.           To the extent permitted by applicable law, the Corporation is also authorized to provide indemnification of (and advancement of expenses to) such agents (and any other persons to which Delaware law permits the Corporation to provide indemnification) through bylaw provisions, agreements with such agents or other persons, voting of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL, subject only to limits created by applicable Delaware law (statutory or non-statutory), with respect to actions for breach of duty to the Corporation, its stockholders and others.

C.           Any repeal or modification of any of the foregoing provisions of this Article V shall be prospective and shall not adversely affect any right or protection of a director, officer, agent or other person existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

IN WITNESS WHEREOF, the undersigned has executed this Amended and Restated Certificate of Incorporation on July 3, 2013.

/s/ Llorn Kylo

Llorn Kylo

Its: President

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